Enterra Introduces Second Operated Play in Oklahoma Focused on Oil Exploitation

Calgary, Alberta – (Marketwire – September 25, 2009) Enterra Energy Trust (“Enterra” or the “Trust”) will participate in and operate an oil play in Oklahoma outside of the seven counties where it currently has land holdings.  Enterra Energy Trust has accumulated a 40% interest in approximately 9,000 acres and has an initial four well commitment with drilling expected to begin in the fourth quarter of 2009.  Participation in this prospect provides the Trust with a second area of interest in its Oklahoma operational area.  The Trust will also be working with two new partners to develop this play.

“This potential resource oil play opportunity complements the Trust’s liquids-rich Hunton natural gas resource play and it has a lot of potential running room”, commented Don Klapko, Chief Executive Officer of Enterra, “Over the last several quarters we have been actively pursuing opportunities to grow and enhance the company’s value and we are excited to be able to announce yet another step in this direction which will expand our operations in Oklahoma.  We have intentionally focused on oil to further balance our production between natural gas and oil.  This prospect potentially adds another 25 drilling locations to the more than 100 drilling locations that we already have identified in our Oklahoma operational area.”

Enterra has signed a commitment agreement with its primary partner regarding this drilling opportunity, with fully binding definitive agreements to be executed in the near future.

About Enterra Energy Trust
Enterra is an exploration and production oil and gas trust based in Calgary, Alberta, Canada with its United States operations office located in Oklahoma City, Oklahoma.  Enterra’s trust units and debentures are listed on the Toronto Stock Exchange under the symbols (ENT.UN, ENT.DB, ENT.DB.A) and Enterra’s trust units are listed on the New York Stock Exchange under the symbol (ENT).  The Trust’s portfolio of oil and gas properties is geographically diversified with producing properties located principally in Alberta, British Columbia, Saskatchewan and Oklahoma.  Production is comprised of approximately 55 percent natural gas and 45 percent crude oil and natural gas liquids.  Enterra has compiled a multi-year drilling inventory for its properties.

Forward-Looking Statements
Certain information in this press release constitutes forward-looking statements under applicable securities law. Any statements that are contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as "may," "should," "anticipate," "expects," "seeks" and similar expressions. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with oil and gas production; marketing and transportation; loss of markets; volatility of commodity prices; currency and interest rate fluctuations; imprecision of reserve estimates; environmental risks; competition; incorrect assessment of the value of acquisitions; failure to realize the anticipated benefits of acquisitions or dispositions; inability to access sufficient capital from internal and external sources; changes in legislation, including but not limited to income tax, environmental laws and regulatory matters. Readers are cautioned that the foregoing list of factors is not exhaustive.

Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Additional information on these and other factors that could affect Enterra's operations or financial results are included in Enterra's reports on file with Canadian and U.S. securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), the SEC's website (www.sec.gov), Enterra's website (www.enterraenergy.com) or by contacting Enterra. Furthermore, the forward looking statements contained in this news release are made as of the date of this news release, and Enterra does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by securities law.

For further information please contact:

Blaine Boerchers
Chief Financial Officer
(403) 263-0262 or (877) 263-0262

info@enterraenergy.com
www.enterraenergy.com